(212) 318-6095

thomaspeeney@paulhastings.com

September 22, 2023

VIA EDGAR

Mr. Raymond A. Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Jefferies Credit Partners BDC Inc.

File No. 000-56584

Dear Mr. Be:

On behalf of Jefferies Credit Partners BDC Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) this letter in response to the Staff’s comments received in a letter dated September 11, 2023 with respect to the registration statement on Form 10 (the “Registration Statement”) in connection with the registration of the Company’s shares of common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For convenience of reference, the Staff’s comments have been reproduced herein. The responses to the Staff’s comments are reflected below and will be incorporated in an amendment to the Registration Statement that will be filed on or before September 29, 2023 (the “Amended Registration Statement”). All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Company has revised certain disclosure in the Amended Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

LEGAL COMMENTS

Comment 1: We note that portions of the filing, including the Company’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Company respectfully acknowledges the Staff’s comment.

Comment 2: Please advise us whether you have submitted, or expect to submit, any exemptive applications or no-action requests in connection with the registration statement. Please advise us regarding the status of any pending applications or requests.

Response: The Company notes that, other than the exemptive order the Company received (together with the Investment Adviser) from the SEC that permits the Company to participate in negotiated co-investment transactions with certain affiliates, the Company has not submitted, or expects to submit, any additional exemptive applications or no-action requests in connection with the Registration Statement.

Item 1. Business (Page 3)

Comment 3: The disclosure indicates that the Company was formed on August 10, 2022. Please advise supplementally what activities that the Company has engaged in since its formation.

Response: The Company notes that it has not yet commenced operations. Since its formation in the State of Maryland on August 10, 2022, management of the Company has been coordinating with outside counsel and third-party service providers to organize the Company and prepare for its commencement of operations. Additionally, the Company notes that the Investment Adviser purchased $1,000 of shares in the Company to provide the basis for the initial capitalization of the Company, including the conduct of the initial seed capital audit and the preparation of the corresponding audited seed financial statements, which will be included with the Amended Registration Statement. Further, we note that the Company will not commence operations as a BDC until the Form 10 is effective on October 10, 2023, and the Company has filed its election on Form N-54A to be regulated as a BDC under the Investment Company Act.

Comment 4: The disclosure uses the term “large-cap market” to refer to the “upper middle market.” Given the normal usage of the term “large-cap market” to refer to the larger capitalized corporations listed on national exchanges, to avoid confusion, please use a different term to refer to the market in which you intend to invest.

Response: The Company respectfully disagrees that the term “large-cap market” refers to larger capitalized corporations listed on national exchanges, in the context of a registration statement for a business development company with an investment thesis focused on private credit. The Company acknowledges the Staff’s comment as it relates to equities and funds that have an equities strategy, and that the term “large-cap” refers to larger capitalized companies that are listed on national exchanges, but the Company believes that “large-cap” has a different understood meaning in the private credit market – that is, to refer to companies that are larger than the “middle market.” However, the Company acknowledges the Staff’s comment and has revised the relevant disclosure in the Amended Registration Statement to add disclosure that the Company uses the “large-cap market” and “upper middle market” interchangeably and that “large-cap” companies refer to large private U.S. borrowers, which the Company generally defines as companies with more than $75 million in earnings before interest, taxes, depreciation and amortization.

The Company (page 4)

Comment 5: Please revise your disclosure to clarify what you mean by “relatively more conservative loan-to-value ratios.” It is unclear, for example, how this ratio is calculated and what ratios you will typically target. In addition, please clarify whether your “direct security interest(s)” will have priority or may be subordinate to other portfolio company obligations.

Response: The Company respectfully acknowledges the Staff’s comment. The Company notes that its investments are generally expected to have loan-to-value ratios of approximately 50%. Further, the Company has supplemented the relevant disclosure in the Amended Registration Statement to clarify the loan-to-value ratio and whether “direct security interest(s)” will have priority or may be subordinate to other portfolio company obligations as follows:

“We believe our investment strategy has the ability to benefit from strong downside protections. By investing primarily in senior secured loans in the upper middle market, our investments are generally expected to have ~~relatively more~~ what we believe are conservative loan-to-value ratios of 50% or less and benefit from a direct security interest in all or substantially all of the assets of a Portfolio Company (subject to usual and customary exceptions). A Portfolio Company may also be permitted to issue additional indebtedness that would increase the overall leverage and fixed charges to which the Portfolio Company is subject. Such additional indebtedness could have structural or contractual priority, either as to specific assets or generally, over the ranking of the investments held by us or could rank on a parity or seniority basis with respect to our investments. In the event of any default, restructuring or insolvency event of a Portfolio Company, we could be subordinated to, or be required to share on a ratable basis with, any recoveries in favor of the holders of such other or additional indebtedness. Our recoveries may be impaired as a result of the rights of holders of other indebtedness under any intercreditor agreement governing the relative rights of the indebtedness. To achieve our investment objective, we will leverage the Adviser’s investment team and its disciplined investment approach, with a focus on capital preservation.”

Comment 6: The disclosure on page 4 indicates that the Company intends to incur leverage as part of its investment strategy. In an appropriate location, provide a table illustrating the potential effects of leverage on the Company’s value. Also, to the extent that you know, disclose an estimate of the amount of leverage that the Company intends to use.

Response: The Company respectfully declines to comply with this comment. Given the fact that the Form 10 registration statement does not require such disclosure, such disclosure has not typically been included in the Form 10 registration statements of other private unlisted business development companies, and given the sophisticated nature of the Company’s investors (i.e., not retail investors), the Company does not believe it is necessary to include such disclosure. In addition, the Company does not yet know the amount of leverage that the Company intends to use and therefore is unable to provide an estimate at this time.

Comment 7: The paragraph at the top of page 5 discussing the history of Section 61(a)(2) is long and confusing. Clearly state that the Company can use the 150% threshold for leverage. Move unnecessary historical background elsewhere.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the relevant disclosure in the Amended Registration Statement to clarify that the Company can use the 150% threshold for leverage in response to the Staff’s comment.

Comment 8: In the second paragraph on page 5, clarify that below-grade debt investments are commonly referred to as “junk bonds” and are predominantly speculative in nature.

Response: The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure in the second paragraph on page 5 in response to the Staff’s comment.

Formation Transactions (page 5)

Comment 9: Supplementally provide us with a detailed description of how the Warehousing Entities were formed and operated. We may have further comment.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the assets in the Warehouse Portfolio will be acquired from Jefferies Finance LLC (formed in July 2004), a registered investment adviser under the Advisers Act (“Jefferies Finance”), and two special purpose vehicles (SPVs) (i.e., JFIN Fund III, formed in October 2011, and Jefferies Senior Lending LLC, formed in April 2021) (together, the “Warehousing Entities”), prior to the Company’s election to be regulated as a BDC. The Warehousing Entities have been in operation since their formation and will continue to operate after the Company acquires the Warehouse Portfolio. Jefferies Finance established and manages the Warehousing Entities that were created to identify and purchase loan opportunities that might be attractive to advisory clients that may not be able to otherwise participate in these investments at the time they were available. These advisory clients include private funds, individual advisory accounts and now the Company. The investments held by Jefferies Finance and the Warehousing Entities were not purchased expressly for the Company. Rather, the Investment Adviser selected these investments for the Formation Transactions based upon its diligence process for identifying investment opportunities, including which loans held by Jefferies Finance and the Warehousing Entities met the stated investment objectives and strategies of the Company at the time of selection. Additionally, the Warehousing Entities may be utilized to acquire assets in circumstances where advisory clients may not otherwise participate due to concentration limits or other restrictions. The Warehousing Entities will remain in place after the acquisition of the Warehouse Portfolio.

Investment Advisory Agreement (page 15)

Comment 10: Please consider including a fee table in this section that conforms to the requirements of Item 3.1 of Form N-2. Please also consider including an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. The staff believes that such disclosure would be helpful to investors.

Response: The Company respectfully submits that it is not aware of any affirmative requirement to include a fee table that conforms to the requirements of Item 3.1 of Form N-2 in a registration statement on Form 10. The Company believes that such disclosure was omitted from Form 10 for good reason, in that such disclosure would be inappropriate and potentially misleading to a fund that is not undertaking a public securities offering and remains at an early stage of development. The Company respectfully submits that the disclosure requirements of Item 3.1 of Form N-2 are intended to apply to a prospectus that is or will be used in connection with a public offering of securities by a registrant. The Company further submits that the fees and expenses to be borne by stockholders through the investment advisory agreement and other contractual arrangements are fully described in several places throughout the Registration Statement and would not, in any case, include disclosure related to sales load or offering expenses as required by Item 3.1 of Form N-2, which are not applicable to the Company at this time.

Incentive Fee Based on Income (page 16)

Comment 11: Because it would be helpful to investors, please include examples demonstrating the application of the income and capital gain incentive fees. Also, please include a graphic to illustrate the application of the income portion of the incentive fee and the soft hurdle.

Response: The Company respectfully advises the Staff that it does not believe that it is necessary to include examples demonstrating the application of the income and capital gain incentive fees, or to include a graphic to illustrate the application of the income portion of the incentive fee and the soft hurdle in the Form 10 because the incentive fee disclosure matches the description of the Incentive Fee in the Company’s Investment Advisory Agreement. The Company further advises the Staff that examples demonstrating the operation of the incentive fee are not required by Form 10. The purpose of the Form 10 is to register the Company’s shares of common stock under the Exchange Act.

Share Repurchase Program (page 21)

Comment 12: The disclosure indicates that the Company intends to offer to repurchase shares on a quarterly basis. Disclose the material terms of such repurchase offers, including any restrictions pursuant to federal securities laws concerning tender offers.

Response: The Company respectfully acknowledges the Staff’s comment and has enhanced the relevant disclosure in the Amended Registration Statement in relation to the material terms of the Share Repurchase Program, including any restrictions pursuant to federal securities laws concerning tender offers, in response to the Staff’s comment.

Item 1A. Risk Factors (page 41)

Comment 13: The Risk Factors section spans 39 pages, and includes a significant amounts of repetitive and/or generic disclosures. In Release No. 34-89670 (Aug. 26, 2020), the Commission amended Item 105 of Regulation S-K to, among other matters, “discourage repetition and the disclosure of information that is not material.” Please review and revise your Risk Factor disclosures to more closely comport with Item 105 of Regulation S-K, as amended.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Risk Factor disclosures to more closely comport with Item 105 of Regulation S-K, as amended, in response to the Staff’s comment.

A stockholder’s interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us. (page 56)

Comment 14: Clarify in the caption that the stated dilution will be to a shareholder’s ownership percentage, as opposed to economic dilution.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cited caption in response to the Staff’s comment, in part, to reflect that the stated dilution will be to a stockholder’s ownership percentage.

We borrow money, which may magnify the potential for gain or loss and may increase the risk of investing in us. (page 63)

Comment 15: Supplementally explain the exemptive relief referenced in this risk factor regarding excluding the debt of any small business investment company subsidiary. Explain whether you have submitted such an application and its status.

Response: The Company respectfully acknowledges the Staff’s comment and notes that it will not seek to apply for the type of exemptive relief referenced in the cited risk factor. As a result, the Company has revised this risk factor, in part, as follows:

“We borrow money, which may magnify the potential for gain or loss and may increase the risk of investing in us.

As part of our business strategy, we will borrow from, and may issue senior debt securities to, banks, insurance companies and other lenders or investors. Holders of these senior securities or other credit facilities will have claims on our assets that are superior to the claims of stockholders. If the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have if we did not employ leverage. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to stockholders. Our ability to service any debt that it incurs will depend largely on its financial performance and will be subject to prevailing economic conditions and competitive pressures. ~~Additionally, we will be able to incur additional leverage if we are able to obtain exemptive relief from the SEC to exclude the debt of any small business investment company subsidiary we may form in the future from the leverage requirements otherwise applicable to BDCs.~~”

Our portfolio may be concentrated in a limited number of industries, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which a number of our Investments are concentrated. (page 71)

Comment 16: To the extent the Company anticipates concentrating in particular industries, discuss in more detail both in this risk factor as well as the strategy section.

Response: The Company respectfully acknowledges the Staff’s comment and notes that it does not have a policy to concentrate its investments in a particular industry or group of industries. However, the Company believes that the risk factor is appropriate to advise investors that, to the extent the Company invests in a limited number of industries, the Company is subject to a risk of significant loss if there is a downturn in a particular industry in which the Company invests. As a result, the Company has revised the cited risk factor in the Amended Registration Statement as follows:

“Our portfolio may be ~~concentrated~~ invested in a limited number of industries, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which ~~a number of our Investments are concentrated~~ we invest.

~~Our portfolio may be concentrated~~ We may invest in a limited number of industries. A downturn in any industry in which we are invested could significantly impact the aggregate returns we realize.

If an industry in which we have significant Investments suffers from adverse business or economic conditions, as individual industries have historically experienced to varying degrees, a material portion of our portfolio could be affected adversely, which, in turn, could adversely affect our financial position and results of operations.”

Item 7. Certain Relationships and Related Transactions, and Director Independence (page 93)

Comment 17: On page 93 you indicate that “[t]here are generally no ethical screens or information barriers among the Investment Adviser and certain of its affiliates of the type that many firms implement to separate persons who make investment decisions from others who might possess material non-public information that could influence such decisions.” Please explain in correspondence the business or other reasons behind the decision not to have screens or barriers and the procedures in place to ensure regulatory compliance, including with respect to the misuse of material non-public information.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company is a finance company, in the business of investing in originating private loans and does not invest in publicly traded equity securities. Insofar as the Company is a private credit lender, the Investment Adviser and certain of its affiliates currently operate as an integrated platform without the need for information barriers. The Company notes, however, that certain parent company affiliates (of the Investment Adviser and certain of its affiliates) have established information-sharing policies and procedures that address, among other things, the handling of confidential information and information barriers that exist between the parent company affiliates’ investment professionals who engage in, for example, investment banking and related activities. Although the Investment Adviser and certain of its affiliates currently operate without information barriers on an integrated basis, the Company notes that the Investment Adviser and certain of its affiliates maintain certain internal controls relating to the management of material non-public information, including procedures that require, among other things, the maintenance of a restricted trading list to ensure regulatory compliance with respect to the misuse of material non-public information. The Company further notes, however, that insofar as the Company will primarily invest in originating private loans that do not trade on the secondary market, the misuse of material non-public information is not a material issue for the Investment Adviser and certain of its affiliates. Lastly, the Company further notes that investment opportunities in private loans will not be available to other directors, officers, and/or employees of the Investment Adviser or its affiliates. As a result, the Company has revised the cited disclosure in the Amended Registration Statement as follows:

“Material Non-Public Information

….

~~There are generally no ethical screens or information barriers among the Investment Adviser and certain of its affiliates of the type that many firms implement to separate persons who make investment decisions from others who might possess material non-public information that could influence such decisions.~~ If the Investment Adviser or any of its personnel were to receive material non-public information about a particular obligor or asset, or have an interest in causing an Account to transact in a particular asset, the Investment Adviser may be prevented from causing the Account to transact in such asset due to internal restrictions imposed on the Investment Adviser. Notwithstanding the maintenance of certain internal controls relating to the management of material non-public information, including procedures that require, among other things, the maintenance of a restricted trading list to ensure regulatory compliance with respect to the misuse of material non-public information, it is possible that such controls could fail and result in the Investment Adviser, or one of its investment professionals, buying or selling an asset while, at least constructively, in possession of material non-public information. Inadvertent trading on material non-public information could have adverse effects on the Investment Adviser’s reputation, result in the imposition of regulatory or financial sanctions, and as a consequence, negatively impact the Investment Adviser’s ability to perform its investment management services to us and/or an Account. In addition, while the Investment Adviser and certain of its affiliates currently operate without information barriers on an integrated basis, such entities could be required by certain regulations, or decide that it is advisable, to establish information barriers. In such event, the Investment Adviser’s ability to operate as an integrated platform could also be impaired.”

Item 11. Description of Registrant’s Securities to be Registered (page 108)

Comment 18: We note the defined term “Continuing Director” on page 112 and the description of how it will be used to lower the shareholder vote threshold required to approve certain actions. Please explain in correspondence:

a.	Your analysis of the legality of the overall arrangement under state law and the Investment Company Act;

Response: The Company believes that the arrangement is permissible under both Maryland law and the Investment Company Act.

Under the Maryland General Corporation Law, the vote required to approve any matter may be set forth in the charter or, in certain cases, the bylaws of a corporation. The threshold vote necessary to approve a matter may be increased or decreased from the statutory default provisions.1 However, the shareholder vote required to approve a charter amendment that requires shareholder approval, a merger that requires shareholder approval, a dissolution, a transfer of all or substantially all of the corporation’s assets, conversion into another form of entity, a statutory share exchange or a similar transaction may not be reduced below the affirmative vote of a majority of the votes entitled to be cast on the matter.2

The Continuing Director provisions set a higher voting threshold for certain matters, but reduce or eliminate the vote requirement if the Company obtains the requisite Continuing Director approval. As noted, if a shareholder vote is required by Maryland law (which would be the case for most charter amendments, mergers in which the Company is not the successor and dissolutions), Continuing Director approval reduces the vote required under Maryland law to a majority of the votes entitled to be cast on the matter, which is the minimum vote permissible under Maryland law.

With respect to the Investment Company Act, the U.S. Supreme Court has held that federal law does not displace state law unless state law permits an action prohibited by federal law or inconsistent with the policy underlying a provision of federal law.3 Therefore, the Company believes that state law controls in the context of the Continuing Director provision of the Company’s charter. Since Maryland law allows for a company to both increase or lower the threshold for shareholder approval of certain matters (so long as the threshold is not reduced below the affirmative vote of a majority of votes entitled to be cast on the matter), and the Investment Company Act neither directly nor indirectly prohibits such arrangements, the Company believes that the use of the Continuing Director arrangement is permissible.

b.	Whether any vote required under the Investment Company Act to be approved by a majority vote of shareholders would be subject to an 80% approval threshold;

Response: The Company confirms that certain votes required under the Investment Company Act to be approved by a “majority of the outstanding voting securities” of the Company (as defined in the Investment Company Act) are subject to an 80% approval threshold under Maryland law if the Continuing Directors do not approve the proposal by the threshold required in the Company’s charter. The Company notes that any shareholder vote threshold must comply with all applicable law, including both Maryland law and federal law.

The Investment Company Act requires a vote of a majority of the outstanding voting securities of the Company to take certain actions, including converting the Company from a closed-end company to an open-end company and certain mergers with affiliated funds.4

[1]	See MGCL §§ 2-104(b) and 2-506.
[2]	See MGCL § 2-104(b)(5).
[3]	See Burks v. Lasker, 441 U.S. 471, 479 (1979).
[4]	See Section 13(a)(1) of the 1940 Act and Rule 17a-8 under the 1940 Act.

Maryland law allows a company to set shareholder vote thresholds in its charter, provided that such thresholds comply with certain minimum requirements. Again, the Company’s charter includes a higher shareholder vote threshold as permitted by Maryland law, which is not prohibited by or inconsistent with the Investment Company Act. The Company believes the charter provisions requiring an 80% shareholder approval threshold for certain actions is permissible under the same analysis set forth above. Even if the Continuing Director provisions were not in the Company’s charter, the minimum shareholder voting requirements for certain of these actions (such as mergers or charter amendments necessary to convert to an open-end format) under Maryland law exceed the requirements of the Investment Company Act. In these instances, the Company must obtain the necessary shareholder votes under both the Investment Company Act (if any) and Maryland law to proceed with the transaction.

Moreover, such thresholds for the enumerated transactions are protective of the Company and its long-term shareholders. Such investors invest in the Company for current income at rates that are supported by the Company’s closed-end structure, which allows the Company to pay higher monthly distributions than would typically be possible for an open-end fund with a similar strategy that must manage its liquidity profile to meet shareholder redemptions. The closed-end structure also allows the Company to invest in less liquid and illiquid investments that would be inhibited or prohibited by Rule 22e-4 under the Investment Company Act, the liquidity risk management rule that applies to open-end funds.

c.

Any instances where the voting threshold required for board approval, including thresholds required under the Investment Company Act, would be altered by the use of the Continuing Director defined term; and,

Response: The Company is not aware of any instances where a voting threshold required for board approval under the Investment Company Act would be altered by the use of the Continuing Director defined term. Under Maryland law, the only potential effect of a Continuing Director vote would be to reduce or eliminate the shareholder vote necessary to approve a matter that requires action by the shareholders under Maryland law or otherwise requires action by the shareholders under the Company’s charter.

d.	Whether the Continuing Director definition alters a Director’s voting rights or otherwise limits his/her ability to serve fully as a board member.

Response: The Continuing Director definition does not alter a director’s voting rights or otherwise limit the exercise of the director’s powers and duties. A director has the same duties under Maryland law and the same voting power (i.e., one vote) on any matter brought to the board for a vote whether or not he or she is a Continuing Director. Moreover, the Continuing Director provisions apply equally to all directors. In other words, no director is excluded from being a Continuing Director if such director meets the requirements to be a Continuing Director under the Company’s charter.

Comment 19: We note you include a discussion of the Maryland Control Share Acquisition Act but do not indicate whether you have opted into the Act or not. The disclosure indicates that the Company has elected to adopt certain provisions of that Act in its Charter, but we are unable to locate such a provision. Please supplementally advise.

Response: The Company respectfully advises the Staff that the Company, in its Bylaws, has elected to opt out of the Maryland Control Share Acquisition Act and has revised the relevant disclosure in the Amended Registration Statement to clarify in response to the Staff’s comment.

Comment 20: With respect to the Company’s intention to opt-in to the Maryland Control Share Acquisition Act, please tell us how you have considered recent legal developments interpreting section 18(i) of the Investment Company Act in connection with such decision.

Response: Please see response to Comment 19 above.

Item 15. Financial Statements and Exhibits (page 108)

Comment 21: Please file the finalized exhibits once they are available.

Response: The Company respectfully acknowledges the Staff’s comment and will file the finalized exhibits together with the Amended Registration Statement.

ACCOUNTING COMMENTS

Comment 22: Please confirm that all wholly owned and all substantially wholly owned subsidiaries will be consolidated with the financial statements of the Company.

Response: The Company so confirms to the extent required by U.S. GAAP.

Comment 23: Please include an unaudited special purpose schedule of investments prepared in accordance with Article 12-12 of Regulation S-X that includes all of the warehoused investments that the Company expects to purchase or has purchased.

Response: The Company respectfully acknowledges the Staff’s comment and will include an unaudited special purpose schedule of investments, prepared in accordance with Article 12-12 of Regulation S-X, in response to the Staff’s comment.

Comment 24: Item 13 - Please furnish all financial statements and supplementary financial information required by Regulation S-X. Audited financial statements for one year, supplemented by interim period financial statements, if required, should be dated within 135 days.

Response: The Company respectfully advises the Staff that it will include the financial information required by Rule 6-11 of Regulation S-X within the Amended Registration Statement in response to the Staff’s comment.

Comment 25: Organizational and offering costs - Explain to us how these will be accounted for, including references to any applicable sections of U.S. GAAP.

Response: In accordance with ASC 720-15-25-1, organizational costs to establish the Company will be charged to expense as incurred. Offering costs will be accounted for as a deferred charge and amortized to expense on a straight-line basis over 12 months from the commencement of operations, in accordance with ASC 946-20-25-6. Further, the Company notes that, prior to the commencement of operations, the Investment Adviser and its affiliates will advance all organization and offering expenses in connection with the formation of the Company and the Initial Closing of the Private Offering. Additionally, following the commencement of operations, the Company will reimburse the Investment Adviser for all such expenses that it incurs on the Company’s behalf up to a maximum aggregate amount of $4.0 million in connection with the Company’s formation and the Initial Closing of the Private Offering, and the Investment Adviser has agreed to bear all such organizational and offering expenses in excess of $4.0 million.

Comment 26: Certain organizational expenses will be charged to the Company on or about the initial issuance date. In order to more fairly allocate such expenses among stockholders, investors making Commitments after the Initial Closing will be required to bear a portion of such expenses at the time of their first investment as follows and as set forth below. Upon payment of the Adjusted Purchase Price on a Catch-Up Date, the number of shares of common stock issuable to an applicable investor will equal: (x) the Adjusted Purchase Price for such investor, minus the organizational expense allocation, divided by (y) the then-current NAV per share. Is any of this subject to $4.0 million cap? Confirm the Adviser is not covering these organizational expenses.

Response: To the extent that investors are making Commitments after the Initial Closing of the Private Offering, such investors will be required to bear a portion of the organizational expenses that were charged to the Company at the Initial Closing of the Private Offering (i.e., those organizational expenses up to the $4.0 million cap). The Company confirms that any such organizational expenses incurred after the Initial Closing of the Private Offering are not subject to the $4.0 million cap. The Company further confirms that, in each such instance, the Investment Adviser is not covering any such organizational expenses after the Initial Closing of the Private Offering.

********

Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 318-6095.

/s/ Thomas D. Peeney

Thomas D. Peeney

for PAUL HASTINGS LLP

cc:	Frank Lopez, Paul Hastings

Michael R. Rosella, Paul Hastings

Jay Williamson, Securities & Exchange Commission

Jeffrey Long, Securities & Exchange Commission